No Lapse Guarantee Agreement

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions. This agreement is effective as of the agreement effective date shown on the policy data pages. Terms used in this agreement have the meaning given to them in the policy to which it is attached to the extent they are used in the policy. To the extent any of the provisions contained in this agreement are contrary to, or inconsistent with, those of the policy, the provisions of this agreement will control.

What does this agreement provide?

This agreement provides that the policy will remain in force even if there is no accumulation value to cover monthly charges, as long as the No Lapse Guarantee Agreement (NLGA) value is sufficient to cover any charges against the NLGA value and the sum of any outstanding policy loans and any unpaid policy loan interest does not exceed the accumulation value.

What is the NLGA value?

As of the date the initial premium is paid, the NLGA value is equal to the NLGA net premium paid less any charges assessed against the NLGA value on that date.

On any day thereafter, the NLGA value is equal to:

(1) the NLGA value as of the prior day; plus

(2) any interest, using the annual NLGA interest rate shown on the policy data pages, earned since the prior day; plus

(3) any NLGA net premium applied since the prior day; minus

(4) any NLGA partial surrender amount since the prior day; minus

(5) any NLGA cost of insurance and NLGA policy issue charges assessed against the NLGA value since the prior day;       minus

(6) any transaction, cash extra, and additional agreement charges assessed since the prior day.

What is the NLGA net premium?

The NLGA net premium is the premium payment less the NLGA premium charge assessed against that premium. The maximum NLGA premium charge is shown on the policy data pages.

Is there a limitation on the amount of premium that may be paid when this agreement is added?

Yes. The amount of annual premium that may be paid into the policy when this agreement is elected may be limited to the NLGA annual premium limitation shown on the policy data pages. We reserve the right to increase the NLGA annual premium limitation and return any premium that exceeds the NLGA annual premium limitation.

Are there any limitations on net premium allocations?

Yes. The percentage of any net premiums allocated to any variable sub-account may be limited to the maximum variable sub-account percentage. The maximum variable sub-account percentage is shown on the policy data pages. We reserve the right to change or waive the limitation on net premium allocations.

Are there restrictions on requested transfers or systematic transfers of accumulation value into the variable sub-accounts?

Yes. No requested transfer or systematic transfer may be allocated to a variable sub-account where the percentage of the total accumulation value in the sub-account prior to the requested transfer or systematic transfer exceeds the maximum variable sub-account percentage. Additionally, for a requested transfer or systematic transfer, the percentage allocated to any one variable sub-account must not exceed the maximum variable sub-account percentage of the transfer or systematic transfer amount. We reserve the right to change or waive the limitation on requested transfers or systematic transfers of accumulation value into the variable sub-accounts.

ICC22-20259	Minnesota Life Insurance Company	1

What is automatic rebalancing?

Automatic rebalancing restores the percentage of accumulation value in the guaranteed interest account and variable sub-accounts to the allocation percentages pre-determined by you. Only accumulation value allocated to the guaranteed interest account and variable sub-accounts will be subject to automatic rebalancing.

Are there restrictions on automatic rebalancing allocations?

Yes. The percentage allocated to any variable sub-account will be limited to the maximum variable sub-account percentage. We reserve the right to change or waive the limitation on automatic rebalancing allocations.

What happens when you repay a fixed interest rate policy loan?

When you repay a fixed interest rate policy loan, the policy loan is reduced by the amount of the policy loan repayment.

The fixed interest rate policy loan repayment will be allocated to all your accounts other than the fixed loan account on a pro-rata basis based on the value in each of the accounts.

We reserve the right to restrict the amount of any fixed interest rate policy loan repayment allocated to the guaranteed interest account or to the fixed indexed accounts.

What is the NLGA partial surrender amount?

The NLGA partial surrender amount is the greater of:

(1)	any partial surrender taken from the accumulation value; or
(2)	an amount equal to the NLGA value multiplied by the partial surrender amount, divided by the accumulation value.

What is the NLGA policy issue charge?

The NLGA policy issue charge is shown on the policy data pages and is charged monthly.

What is the NLGA net amount at risk?

The NLGA net amount at risk is equal to:

(1)	the death benefit at the most recent monthly policy anniversary; divided by
(2)	the NLGA net amount at risk divisor shown on the policy data pages; minus
(3)	the NLGA value at the beginning of the policy month, before the current month’s NLGA cost of insurance charge is deducted.

What is the NLGA cost of insurance charge?

This monthly charge is calculated by multiplying the NLGA net amount at risk by the NLGA cost of insurance rates shown on the policy data pages.

What are the transaction, cash extra, and additional agreement charges?

The transaction, cash extra, and additional agreement charges assessed against the NLGA value are the same as those assessed against the policy’s accumulation value unless otherwise noted on the policy data pages. The charge for this agreement is not assessed against the NLGA value.

What effect does the NLGA value have on the accumulation value?

The NLGA value has no effect on the accumulation value. The NLGA value is used only for the purpose of determining whether the benefit under this agreement is available. It does not represent any value that you can surrender or take a loan against.

ICC22-20259	Minnesota Life Insurance Company	2

What is the impact to the monthly policy charges when the policy is in force under the NLGA?

Monthly policy charges will continue while the policy is in force under the NLGA, resulting in a negative accumulation value. No negative interest will be credited and in the case of a negative accumulation value, the net amount at risk will be calculated as if the accumulation value were zero. In the event death proceeds are payable while the policy is in force because of the NLGA, unpaid monthly policy charges will not be assessed against the death proceeds.

What if the premiums or charges are being waived?

For any month in which premiums are paid under a waiver agreement, the NLGA value will be calculated using the premium paid under that waiver agreement.

For any month in which charges are waived under a waiver agreement, we will waive the NLGA cost of insurance and NLGA policy issue charges.

What if there is no accumulation value and the NLGA value is insufficient to cover charges against the NLGA value?

If there is no accumulation value and the NLGA value is insufficient to cover the charges against the NLGA value, a 61-day grace period begins. Your policy will remain in force during the grace period. We will send you and any assignee of record, at the last known address, at least 31 days prior to the end of the grace period, a written notice indicating the due date and the payment required to keep your policy in force. If the required amount is not paid by the end of the grace period, this agreement and the policy will terminate.

What is the payment required to keep this agreement in force?

The payment required to keep this agreement in force after the grace period has commenced is equal to three times the sum of all the NLGA monthly charges described in this agreement and deducted from the NLGA value that were due at the beginning of the grace period, plus the premium charge that would apply.

What is the charge for this agreement?

The monthly NLGA charge is shown on the policy data pages.

When will this agreement terminate?

This agreement will terminate on the earliest of:

(1)	the date the policy is surrendered or otherwise terminates; or
(2)	the date we receive your written request to cancel this agreement.

Can you reinstate this agreement?

Yes. If this agreement was in force at the time the policy terminated, this agreement may be reinstated subject to the reinstatement provisions of the policy.

However, if you elected to cancel this agreement at any time, you may not reinstate this agreement.

[ /s/ Renee D, Montz	/s/ Christopher M. Hilger

Secretary	President]

ICC22-20259	Minnesota Life Insurance Company	3